

Mail Stop 3010

May 28, 2010

VIA USMAIL and FAX (949) 852-2729

Ms. Sharon C. Kaiser
Chief Financial Officer
Cornerstone Realty Fund, LLC
1920 Main Street, Suite 400
Irvine, California 92614

> **Re:** **Cornerstone Realty Fund, LLC**
> **Form 10-K as of December 31, 2009**
> **Filed on March 29, 2010**
> **File No. 000-51868**

Dear Ms. Kaiser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Investments in Real Estate, page F-9

1.   For your below market leases, please tell us how you factored any fixed rate renewal options into the calculation of the fair value of below market leases acquired and the period over which it is amortized.

Fair Value of Financial Instruments, page F-10

2.   You indicate that significant unobservable inputs (Level 3) were used to determine the fair value and measure the impairment of two properties. Please tell us how you complied with the guidance in FASB ASC 360-10-50-2 to provide descriptions of the facts and circumstances leading to the impairment charges. In addition, tell us your consideration of the guidance in FASB ASC 820-10-50-5 to provide the valuation technique used to measure fair value, the significant unobservable inputs, the information used to develop the inputs and any changes in the method of valuation when compared to prior periods. Supplementally provide us with the disclosures you plan to include in future filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Pokorny, at (202) 551-3714, or me, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief